As filed with the Securities and Exchange Commission on August 8, 2003

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

FISERV, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	7374	39-1506125
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

255 Fiserv Drive

Brookfield, Wisconsin 53045

(262) 879-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kenneth R. Jensen

Senior Executive Vice President,

Chief Financial Officer, Treasurer

and Assistant Secretary

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

(262) 879-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Benjamin F. Garmer, III

Foley & Lardner

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5367

(414) 271-2400

Approximate date of commencement of proposed sale to the public:  Upon consummation of the Exchange Offer referred to herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Note (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
3% New Notes due 2008 (2)	$100,000,000	100%	$100,000,000	$8,090

(1)	Estimated solely for purposes of determining the registration fee.
(2)	Calculated pursuant to Rule 457(f) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to Completion, Dated August 8, 2003

FISERV, INC.

Offer to Exchange

New 3% Notes due 2008

$100,000,000 Principal Amount

for

All Outstanding

3% Notes due 2008

$100,000,000 Principal Amount Outstanding

•	We are offering to exchange registered new 3% Notes due 2008 for all of our outstanding unregistered old 3% Notes due 2008.

•	The exchange offer expires at 11:59 p.m., New York City time, on , 2003, unless we extend it.

•	The terms of the new notes are substantially identical to those of the old notes, except that the new notes will be registered under the Securities Act of 1933 and will not have securities law transfer restrictions and registration rights relating to the old notes and the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

•	All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

•	You may withdraw your tender of old notes any time before the exchange offer expires.

•	We will not receive any proceeds from the exchange offer.

•	No established trading market for the new notes currently exists. The new notes will not be listed on any securities exchange or included in any automated system.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

See “Risk Factors” beginning on page 6 for a discussion of risk factors that you should consider before deciding to exchange your old notes for new notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

In this prospectus, “we,” “us” and “our” refer to Fiserv, Inc. and its subsidiaries.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide you without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents. You may request a copy of a document by writing to Charles W. Sprague, Executive Vice President, General Counsel, Chief Administrative Officer and Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045, or by calling Mr. Sprague at (262) 879-5000. To ensure timely delivery, you must request the information no later than five business days before the completion of the exchange offer. Therefore, you must make any request on or before             , 2003.

i

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the specific terms of the notes we are offering to exchange, as well as information regarding our business. We encourage you to read this prospectus in its entirety.

Fiserv, Inc.

We provide integrated data processing and information management systems to more than 13,000 financial services providers, including banks, broker-dealers, credit unions, financial planners and investment advisers, insurance companies and agents, leasing companies, mortgage lenders and savings institutions. We operate centers in the United States for full-service financial data processing, software system development, item processing and check imaging, technology support and related product businesses. Our operations are principally domestic and in 2002 international operations constituted approximately 5% of total processing and services revenues through business support centers in Argentina, Australia, Canada, Colombia, Indonesia, the Philippines, Puerto Rico, Poland, Singapore and the United Kingdom.

We were formed in 1984 through the combination of two major regional data processing firms that began as the data processing operations of their parent financial institutions. Historically, these firms expanded operations by developing a range of services for their parent organizations, as well as other financial institutions. Since our organization, we have grown by developing specialized products and services and product enhancements, adding new clients and acquiring firms complementing our organization.

We are a Wisconsin corporation and our principal executive offices are located at 255 Fiserv Drive, Brookfield, Wisconsin 53045. Our telephone number is (262) 879-5000.

The Exchange Offer

Old Notes	We sold $100,000,000 of our 3% Notes due 2008 to the initial purchasers on June 27, 2003. In this prospectus we refer to those notes as the old notes. The initial purchasers resold those old notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933.

Registration Rights Agreement	When we sold the old notes, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to provide to you and all other holders of these old notes the opportunity to exchange your unregistered old notes for a new series of substantially identical new notes that we have registered under the Securities Act. This exchange offer is being made for that purpose.

New Notes	We are offering to exchange the old notes for 3% Notes due 2008 that have been registered under the Securities Act. In this prospectus we refer to those registered notes as the new notes. The terms of the new notes and the old notes are substantially identical except:

• the new notes will be issued in a transaction that will have been registered under the Securities Act;

	•	the new notes will not contain securities law restrictions on transfer, and

	•	the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

The Exchange Offer	We are offering to exchange $1,000 principal amount of the new notes for each $1,000 principal amount of your old notes. As of the date of this prospectus, $100,000,000 aggregate principal amount of the old notes are outstanding. For procedures for tendering, see “The Exchange Offer—Procedures for Tendering Old Notes.”

Expiration Date	This exchange offer will expire at 11:59 p.m., New York City time, on ________, 2003, unless we extend it.

Resales of Notes	We believe that the new notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

	•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

	•	you are acquiring the new notes in the ordinary course of your business; and

	•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes.

If you are an affiliate of ours, or are engaging in or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, then:

	•	you may not rely on the applicable interpretations of the staff of the SEC;

	•	you will not be permitted to tender old notes in the exchange offer; and

	•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the old notes.

Each participating broker-dealer that receives new notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See the caption “Plan of Distribution.”

Any broker-dealer that acquired old notes from us may not rely on the applicable interpretations of the staff of the SEC and must comply with registration and prospectus delivery requirements of the Securities Act (including being named as a selling securityholder) in connection with any resales of the old notes or the new notes.

Acceptance of Old Notes and Delivery of New Notes

We will accept for exchange any and all old notes that are validly tendered in the exchange offer and not withdrawn before the offer expires. The new notes will be delivered promptly following the exchange offer.

Withdrawal Rights	You may withdraw your tender of old notes at any time before the exchange offer expires.

Conditions of the Exchange Offer	The exchange offer is subject to the following conditions, which we may waive:

• the exchange offer, or the making of any exchange by a holder of old notes, will not violate any applicable law or interpretation by the staff of the SEC; and

• no action may be pending or threatened in any court or before any governmental agency with respect to the exchange offer that may impair our ability to proceed with the exchange offer.

Consequences of Failure to Exchange	If you are eligible to participate in the exchange offer and you do not tender your old notes, then you will not have further exchange or registration rights and you will continue to hold old notes subject to restrictions on transfer.

Federal Income Tax Consequences	The exchange of an old note for a new note will not be taxable to a United States holder for federal income tax purposes. Consequently, you will not recognize any gain or loss upon receipt of the new notes. See “United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Accounting Treatment	We will not recognize any gain or loss on the exchange of notes. See “The Exchange Offer—Accounting Treatment.”

Exchange Agent	BNY Midwest Trust Company is the exchange agent. See “The Exchange Offer—Exchange Agent.”

The New Notes

The following is a brief summary of some terms of the new notes. For a more complete description, see “Description of the New Notes” in this prospectus.

Issuer	Fiserv, Inc.

Notes Offered	$100.0 million aggregate principal amount of 3% Notes due 2008.

Interest Rate	3% per year.

Interest Payment Dates	We will pay interest on the new notes semi-annually in arrears on June 27 and December 27 of each year, beginning on December 27, 2003.

Maturity	The new notes will mature on June 27, 2008, unless redeemed prior to that date as summarized below under “—Optional Redemption.”

Optional Redemption	We may redeem some or all of the new notes prior to maturity at a price equal to the greater of:

• 100% of the aggregate principal amount of the new notes to be redeemed; or

• the sum of the present values of the remaining scheduled payments of principal and interest on the new notes, not including unpaid interest accrued to the redemption date, discounted to the redemption date on a semiannual basis at the treasury rate referred to in this prospectus plus 15 basis points, plus, in each case, unpaid interest accrued to the redemption date.

Ranking	The new notes will be senior unsecured obligations of ours and will rank equally with all of our other senior unsecured indebtedness. The new notes will rank junior to our secured indebtedness to the extent of the collateral securing the same and will be structurally subordinated to the obligations and preferred equity of our subsidiaries. At June 30, 2003, we had outstanding:

• approximately $491.3 million of senior unsecured indebtedness (approximately $478.4 million of which was long-term indebtedness, including the old notes);

	•	approximately $8.0 million of secured indebtedness; and

	•	approximately $206.0 million of short-term borrowings in our securities and trust processing subsidiaries collateralized by customer securities and investments.

Covenants	The indenture governing the new notes contains covenants that, among other things, will limit our ability and the ability of our restricted subsidiaries to:

	•	incur, issue or create liens on certain of our properties and assets to secure other indebtedness;

	•	engage in sale and leaseback transactions; and

	•	consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any other party.

These covenants are subject to important exceptions and qualifications that are described under “Description of the New Notes—Covenants.”

Form and Denomination

The new notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000.

The new notes will be represented by one or more permanent global certificates in fully registered, book-entry form without interest coupons, and will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and will be registered in the name of Cede & Co. or another nominee designated by DTC except in limited circumstances.

Lack of Public Market	There is no existing trading market for the new notes, and there can be no assurance regarding any future development or maintenance of a trading market for the new notes or the ability of holders of the new notes to sell their notes when desired or at all or any price at which such holders may be able to sell their new notes.

Ratings	The notes have been assigned a rating of BBB+ by Standard & Poor’s Ratings Services and Baa2 by Moody’s Investors Service, Inc. These ratings are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by the rating agencies.

RISK FACTORS

You should consider the following risk factors carefully before deciding to exchange your old notes for new notes. If any of the risk factors come to pass, there could be a material adverse effect on our business, financial condition or future results of operations.

Our acquisition strategy subjects us to risks, including increased debt, assumption of unforeseen liabilities and difficulties in integrating operations.

A major contributor to our growth in revenues and net income since inception has been our ability to identify, acquire and integrate similar or complementary businesses. We may not be able to identify suitable acquisition candidates in the future, which could adversely affect our future growth. Businesses we acquire may perform worse than expected or be more difficult to integrate and manage than expected, which could adversely affect our business and financial results. These risks may arise for a number of reasons:

•	We may not be able to find suitable businesses to acquire at affordable valuations or on other acceptable terms;

•	We face competition for acquisitions from other potential acquirors;

•	We may need to borrow more money from lenders or sell equity or debt securities to the public to finance future acquisitions and the terms of these financings may be adverse to us;

•	Changes in accounting, tax, securities or other regulations could increase the difficulty or cost for us to complete acquisitions;

•	We may incur unforeseen obligations or liabilities in connection with acquisitions;

•	We may need to devote unanticipated financial and management resources to an acquired business;

•	We may not realize expected operating efficiencies or product integration benefits from an acquisition;

•	We could enter markets where we have minimal prior experience; and

•	We may experience decreases in earnings as a result of non-cash impairment charges.

Our securities clearing business subjects us to risks of client defaults which may result in material losses.

We have in the past and may in the future experience losses due to customer defaults and alleged fraudulent trading activities to the extent we cannot collect these losses from the correspondents or their customers. Our securities clearing business enters contracts with its broker-dealer clients, which are called “correspondents” or “introducing brokers,” to process transactions, clear trades and handle record-keeping for these correspondents and their customers. Our contracts with correspondents generally allocate risk of loss from us to the correspondent and its customers for their trading activities. However, if the correspondent defaults under its contracts with us and does not meet its contractual commitments, then we assume the obligations resulting from the trading activities of the correspondent and its customers. For example, a correspondent client recently allegedly manipulated our order entry system by sending to us through a computer network link-up non-existent, non-consummated trades. We recorded a pre-tax loss of

$17 million as a result of that activity after the correspondent client went out of business, which left us with open, uncovered short-trading accounts primarily in one security whose value increased dramatically immediately prior to the correspondent ceasing to do business. At December 31, 2002, we had approximately $1.7 billion of securities processing receivables from the 2.9 million accounts we hold on behalf of our more than 400 correspondents.

Our securities clearing business can be significantly affected by direct and indirect governmental regulation, which reduces our flexibility and increases the costs of doing business.

Our securities clearing business is subject to extensive regulatory oversight principally by the New York Stock Exchange, Inc., or NYSE, and also by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state agencies. From time to time, the NYSE reviews or audits our securities clearing business’ procedures and policies and sometimes requires changes to those procedures resulting in higher costs or reduced flexibility in operating our business and, in some instances, the payment of fines. Other results of these audits or our failure to comply with applicable laws, rules or regulations could include fines, suspension or revocation of our licenses or registrations, including broker-dealer licenses and registrations, or expulsion from membership in the NYSE, any one of which could materially affect our ability to conduct our securities business and operations.

FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus contains statements that we believe are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect our beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, business and prospects. Actual events may differ materially from the information expressed or implied in these statements. The potential risks and uncertainties that could cause our actual financial condition, results of operations, business and prospects to differ materially from the information expressed or implied in these statements, many of which are beyond our control, include economic, competitive, governmental and technological factors affecting our operations, markets, services and related products and prices, including those factors described in the “Risk Factors” section of this prospectus.

In light of these and other risks and uncertainties, you should not regard a forward-looking statement that is included or incorporated by reference in this prospectus as a representation as to the information expressed or implied in any such statement and its impact on our financial condition, results of operations, business or prospects, and, accordingly, you should not place undue reliance on any such forward-looking statement. Furthermore, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures we make on related subjects in subsequent reports that we file with the Securities and Exchange Commission, or SEC. We also urge you to review carefully the information included or incorporated by reference in this prospectus for a more complete discussion of the risks of exchanging your old notes for new notes.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-4, including exhibits, under the Securities Act with respect to the exchange offer. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or exhibits. You may read and copy the registration statement and these reports, proxy statements and other information at the public reference room of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains a website (http://www.sec.gov) that contains the reports, proxy statements and other information we file electronically.

This prospectus incorporates by reference information contained in documents we have filed or will file with the SEC after the date of this prospectus and prior to the completion of the exchange offer. Specifically, we incorporate by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003;

•	our Current Reports on Form 8-K dated March 31, 2003, May 12, 2003 and May 22, 2003; and

•	any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the completion of the exchange offer.

Since the documents incorporated by reference are an integral part of this prospectus, you should obtain and review carefully copies of these documents. Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Furthermore, information that we later file with the SEC prior to the termination of this offering of notes will be deemed to modify and supersede the information previously incorporated by reference in this prospectus and the information in this prospectus. Any statement so modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of any of these filings, at no cost, by writing to Charles W. Sprague, Executive Vice President, General Counsel, Chief Administrative Officer and Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045, or by calling Mr. Sprague at (262) 879-5000.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. We will not receive any cash proceeds from the issuance of the new notes. We used the net proceeds of approximately $99.2 million from the sale of the old notes to repay our debt and for general corporate purposes including acquisitions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003:

As of June 30, 2003
(in thousands)
Cash and cash equivalents	$291,149

Debt (1):
Bank notes and commercial paper (2)	223,813
8.0% senior notes due 2004-2005	25,714
4.0% senior notes due 2008 (3)	149,874
3.0% senior notes due 2008 (4)	99,889

Total debt	499,290
Total shareholders’ equity	2,021,705

Total capitalization	$2,520,995

(1)	Excludes short-term borrowings from our securities and trust processing subsidiaries in the amount of $206.0 million that are collateralized by customer securities and investments.
(2)	Primarily represents outstanding bank borrowings under a $250.0 million 5-year revolving credit facility expiring in May 2004 and a $260.0 million 364-day revolving credit facility which has been renewed through May 2004. We also had available $10.0 million in additional unsecured lines of credit, of which none was in use.
(3)	Represents $150.0 million of 4.0% notes issued on April 11, 2003.
(4)	Represents $100.0 million of 3.0% notes issued on June 27, 2003.

THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

We sold the old notes on June 27, 2003 in transactions exempt from the registration requirements of the Securities Act. Therefore, the old notes are subject to significant restrictions on resale. In connection with the issuance of the old notes, we entered into a registration rights agreement, which requires that we:

•	file with the SEC a registration statement under the Securities Act relating to the exchange offer of new notes in exchange for the old notes;

•	use our reasonable best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act;

•	use our reasonable best efforts to cause the registration statement to remain effective until the closing of the exchange offer; and

•	use our reasonable best efforts to complete the exchange offer not later than 45 days after the exchange offer registration statement becomes effective.

If you participate in the exchange offer, then you will, with limited exceptions, receive new notes that are freely tradeable and not subject to restrictions on transfer. You should read this prospectus under the heading “—Resales of New Notes” for more information relating to your ability to transfer new notes.

If you are eligible to participate in the exchange offer and do not tender your old notes, then you will continue to hold the untendered old notes, which will continue to be subject to restrictions on transfer under the Securities Act.

The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete and is subject to, and qualified by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement that includes this prospectus. See “Where You Can Find More Information.”

Terms of the Exchange Offer

We are offering to exchange $100,000,000 in aggregate principal amount of our new 3% Notes due 2008 that have been registered under the Securities Act for a like principal amount of our outstanding unregistered old 3% Notes due 2008.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all old notes validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes we accept in the exchange offer. You may tender some or all of your old notes under the exchange offer. However, the old notes are issuable in authorized denominations of $1,000 and integral multiples of $1,000. Accordingly, old notes may be tendered only in denominations of $1,000 and integral multiples of $1,000. The exchange offer is not conditioned upon any minimum amount of old notes being tendered.

The form and terms of the new notes will be the same as the form and terms of the old notes, except that:

•	the new notes will be registered with the SEC and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;

•	all of the new notes will be represented by global notes in book-entry form unless exchanged for notes in definitive certificated form under the limited circumstances described under “Description of the New Notes—Global Note and Book-Entry System;” and

•	the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

The new notes will evidence the same debt as the old notes and will be issued under, and be entitled to the benefits of, the indenture, as supplemented, governing the old notes.

The new notes will accrue interest from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from the date of issuance of the old notes. Accordingly, registered holders of new notes on the record date for the first interest payment date following the completion of the exchange offer will receive interest accrued from the most recent date to which interest has been paid on the old notes or, if no interest has been paid, from the date of issuance of the old notes. However, if that record date occurs prior to completion of the exchange offer, then the interest payable on the first interest payment date following the completion of the exchange offer will be paid to the registered holders of the old notes on that record date.

In connection with the exchange offer, you do not have any appraisal or dissenters’ rights under the Wisconsin Business Corporation Law or the indenture, as supplemented. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Exchange Act and the rules and regulations of the SEC. The exchange offer is not being made to, nor will we accept tenders for exchange from, holder of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

Expiration Date; Amendments

The exchange offer will expire at 11:59 p.m., New York City time, on             , 2003, unless we, in our sole discretion, extend the exchange offer.

If we determine to extend the exchange offer, then we will notify the exchange agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, to delay accepting any old notes, to extend the exchange offer or to amend or terminate the exchange offer if any of the conditions described below under “—Conditions” have not been satisfied or waived by giving oral or written notice to the exchange agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner. We will notify you as promptly as practicable of any extension, amendment or termination. We will also file a post-effective amendment to the registration statement of which this prospectus is a part with respect to any fundamental change in the exchange offer.

Procedures for Tendering Old Notes

Any tender of old notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. A holder who wishes to tender old notes in the exchange offer must do either of the following:

•	properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under “—Exchange Agent” on or before the expiration date; or

•	if the old notes are tendered under the book-entry transfer procedures described below transmit to the exchange agent on or before the expiration date an agent’s message.

In addition, one of the following must occur:

•	the exchange agent must receive certificates representing your old notes along with the letter of transmittal on or before the expiration date, or

•	the exchange agent must receive a timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent’s message, on or before the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to and received by the exchange agent and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the tendering participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Do not send letters of transmittal or old notes to us.

Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the old notes are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:

•	a member of a registered national securities exchange;

•	a member of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	another “eligible institution” within the meaning of Rule l7Ad-15 under the Securities Exchange Act.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding old notes, the original notes must be endorsed or accompanied by appropriate powers of attorney. The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the old notes and an eligible institution must guarantee the signature on the power of attorney.

If the letter of transmittal, or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

If you wish to tender old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your behalf, you must, before completing the procedures for tendering old notes, either register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. Our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of old notes not properly tendered or old notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time period we determine. Neither we, the exchange agent nor any other person will incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your old notes.

By tendering, you will represent to us that:

•	any new notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the new notes;

•	if the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those new notes (see “Plan of Distribution”); and

•	the holder is not our “affiliate,” as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act

If any holder or any such other person is our “affiliate,” or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes to be acquired in the exchange offer, then that holder or any such other person:

•	may not rely on the applicable interpretations of the staff of the SEC;

•	is not entitled and will not be permitted to tender old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer who acquired its old notes as a result of market-making activities or other trading activities and thereafter receives new notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Any broker-dealer that acquired old notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and delivery requirements of the Securities Act (including being named as a selling securityholder) in connection with any resales of the old notes or the new notes.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes.

For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when we have given oral or written notice of that acceptance to the exchange agent. For each old note accepted for exchange, you will receive a new note having a principal amount equal to that of the surrendered old note. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.

In all cases, we will issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	certificates for your old notes or a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

If we do not accept any tendered old notes for any reason set forth in the terms of the exchange offer or if you submit old notes for a greater principal amount than you desire to exchange, then we will return the unaccepted or non-exchanged old notes without expense to you. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC under the book-entry procedures described below, we will credit the non-exchanged old notes to your account maintained with DTC.

Book-Entry Transfer

We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the old notes at DTC for the purpose of facilitating the exchange offer, and any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees, or an agent’s message instead of a letter of transmittal, and all other required documents at its address listed below under “—Exchange Agent” on or before the expiration date, or if you comply with the guaranteed delivery procedures described below, within the time period provided under those procedures.

Guaranteed Delivery Procedures

If you wish to tender your old notes and your old notes are not immediately available, or you cannot deliver your old notes, the letter of transmittal or any other required documents or comply with DTC’s procedures for transfer before the expiration date, then you may participate in the exchange offer if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

•	the name and address of the holder and the principal amount of old notes tendered,

•	a statement that the tender is being made thereby, and

•	a guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates representing the old notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal as well as certificates representing all tendered old notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

You may withdraw your tender of old notes at any time before the exchange offer expires.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address listed below under “—Exchange Agent.” The notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount, or, in the case of old notes tendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC; and

•	if certificates for old notes have been transmitted, specify the name in which those old notes are registered if different from that of the withdrawing holder.

If you have delivered or otherwise identified to the exchange agent the certificates for old notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. We will return any old notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, the old notes will be credited to an account maintained with DTC for the old notes. You may retender properly withdrawn old notes by following one of the procedures described under “—Procedures for Tendering Old Notes” at any time on or before the expiration date.

Conditions

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange new notes for, any old notes if:

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate any applicable law or applicable interpretation by the staff of the SEC; or

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time. If we waive these conditions, then we intend to continue the exchange offer for at least five business days after the waiver. If we fail at any time to exercise any of the above rights, the failure will not be deemed a waiver of those rights, and those rights will be deemed ongoing rights which may be asserted at any time and from time to time.

Exchange Agent

BNY Midwest Trust Company is the exchange agent for the exchange offer. You should direct any questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail,

Hand or Overnight Courier:

Bank of New York

Corporate Trust Department

Reorganization Unit

101 Barclay Street- 7E

New York, NY 10286

Attn:  Mr. Kin Lau

By Facsimile:

Bank of New York

Corporate Trust Department

Reorganization Unit

(212) 298-1915

Attn:  Mr. Kin Lau

Delivery of the letter of transmittal to an address other than as listed above or transmission via facsimile other than as listed above will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will pay the expenses of the exchange offer. We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We are making the principal solicitation by mail; however, our officers and employees may make additional solicitations by facsimile transmission, e-mail, telephone or in person. You will not be charged a service fee for the exchange of your notes, but we may require you to pay any transfer or similar government taxes in certain circumstances.

Transfer Taxes

You will not be obligated to pay any transfer taxes, unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder.

Accounting Treatment

We will record the new notes at the same carrying values as the old notes, which is the aggregate principal amount of the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss on the exchange of notes. We will amortize the expenses of the offer over the term of the new notes.

Consequences of Failure to Exchange Old Notes

If you are eligible to participate in the exchange offer but do not tender your old notes, you will not have any further registration rights, except in limited circumstances with respect to specific types of holders of old notes. Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes and in the offering memorandum dated June 24, 2003, relating to the old notes. Accordingly, you may resell the old notes that are not exchanged only:

•	to us;

•	so long as the old notes are eligible for resale under Rule 144A under the Securities Act, to a person whom you reasonably believe is a “qualified institutional buyer” within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in accordance with another exemption from the registration requirements of the Securities Act; or

•	under an effective registration statement under the Securities Act;

in each case in accordance with all other applicable securities laws. We do not intend to register the old notes under the Securities Act.

Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the new notes. Holders of the new notes and any old notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Resales of New Notes

Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that new notes issued under the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any old note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

•	the holder is not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	the new notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in a distribution of the new notes.

Any holder who exchanges old notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, resale or other retransfer of new notes. With regard to broker-dealers, only broker-dealers that acquire the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please see “Plan of Distribution” for more details regarding the transfer of new notes.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below is derived from our audited consolidated financial statements for each year in the five year period ended December 31, 2002 and our unaudited quarterly consolidated financial statements for the six months ended June 30, 2002 and 2003. The following consolidated financial data should be read in conjunction with the more detailed information contained in our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	Year Ended December 31,										Six Months Ended June 30,
	1998		1999		2000		2001		2002		2002		2003
	(dollars in millions)
Statement of Income Data:
Processing & services revenues	$1,233.7		$1,407.5		$1,685.8		$1,927.0		$2,277.6		$1,124.3		$1,283.9
Customer reimbursements	—		—		243.4		262.2		291.2		141.5		162.2

Total revenues (1)	1,233.7		1,407.5		1,929.2		2,189.2		2,568.9		1,265.8		1,446.1

Cost of revenues:
Salaries, commissions and payroll related costs	573.2		677.2		807.6		936.2		1,090.3		539.2		601.1
Customer reimbursement expenses	—		—		243.4		262.2		291.2		141.5		162.2
Data processing costs and equipment rentals	119.2		111.2		132.5		148.5		165.3		80.8		104.0
Other operating expenses	228.6		246.5		282.6		340.9		437.9		215.4		244.7
Depreciation and amortization	103.0		119.5		148.8		147.7		141.1		68.1		77.4

Total cost of revenues	1,024.0		1,154.4		1,614.9		1,835.5		2,125.8		1,045.0		1,189.5

Operating income	209.6		253.1		314.3		353.7		443.0		220.9		256.7
Interest expense—net	(16.0)		(19.4)		(22.1)		(12.1)		(9.2)		(4.9)		(6.5)
Realized gain from sale of investment	—		—		7.8		5.4		2.4		—		—

Income before income taxes	193.7		233.7		300.0		347.0		436.3		216.0		250.2

Income tax provision	79.4		95.8		123.0		138.8		170.2		84.2		97.6

Net income	$114.3		$137.9		$177.0		$208.2		$266.1		$131.8		$152.6

Balance Sheet Data
Total assets	$3,958.3		$5,307.7		$5,586.3		$5,322.2		$6,438.7		$5,576.8		$6,624.7
Long-term debt (2)	389.6		472.8		335.0		343.1		482.8		262.5		499.3
Shareholders’ equity	885.8		1,091.0		1,252.1		1,604.8		1,827.7		1,753.6		2,021.7

Net Income per Share
Basic	$0.62		$0.75		$0.96		$1.11		$1.39		$0.69		$0.79
Diluted	0.60		0.73		0.93		1.09		1.37		0.67		0.78

Ratio of Earnings to Fixed Charges (3)	5.27	x	5.56	x	6.31	x	8.06	x	9.56	x	9.75	x	10.18	x

(1)	Total revenues have been restated to reflect the impact of our adoption of Emerging Issues Task Force Issue No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out of Pocket’ Expenses Incurred,” which requires that customer reimbursements received for direct costs paid to third parties and related expenses be characterized as revenues. Revenues and expenses for periods 1999 and prior were not restated as it was impracticable to obtain this information. The adoption of Emerging Issues Task Force Issue No. 01-14 did not impact our financial position, operating income or net income.
(2)	Excludes short-term borrowings from our securities and trust processing subsidiaries that are collateralized by customer securities and investments. At June 30, 2003 such amount was $206.0 million.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings before income taxes and fixed charges are divided by fixed charges. “Fixed charges” represent interest (whether expensed or capitalized), the amortization of debt discount and expenses and the estimated interest component of rent expense.

DESCRIPTION OF THE NEW NOTES

The old notes were, and the new notes will be, issued as senior debt securities under an indenture between us and BNY Midwest Trust Company, as trustee. The old notes and the new notes will constitute a single series of senior debt securities under the indenture and therefore will vote together for purposes of determining whether holders of the requisite percentage in aggregate principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the indenture. We refer to the old notes and the new notes collectively as the notes.

The following is a summary of some provisions of the indenture and the notes. Because this section is a summary, it does not describe every aspect of the notes or the indenture. This summary is subject to, and qualified in its entirety by reference to, the actual provisions of the notes and the indenture, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General

The indenture limits the aggregate principal amount of notes to $150.0 million, subject to some exceptions specified in the indenture. All notes will be issued only in fully registered form without coupons in minimum denominations of $1,000 and any integral multiple of $1,000.

The notes will be senior unsecured obligations of ours and will rank equally with all of our other senior unsecured indebtedness. The notes will rank junior to our secured indebtedness to the extent of the collateral securing the same and will be structurally subordinated to the obligations and preferred equity of our subsidiaries. At June 30, 2003, we had outstanding approximately $491.3 million of senior unsecured indebtedness (approximately $478.4 million of which was long-term debt, including the old notes) and approximately $8.0 million of secured indebtedness.

The indenture does not contain any covenants or provisions that would afford the holders of the notes protection in the event of a highly leveraged or other transaction that is not in the best interests of noteholders, except to the limited extent described below under “—Covenants.”

Principal and Interest

The notes will mature on June 27, 2008, unless we redeem the notes prior to that date, as described below under “—Optional Redemption.” Interest on the notes will accrue at the rate of 3% per year and will be computed on the basis of a 360-day year of twelve 30-day months. We will pay interest on the notes semiannually in arrears on June 27 and December 27 of each year, beginning on December 27, 2003, to the registered holders of the notes on the preceding June 12 and December 12, respectively, whether or not a business day.

Any interest we do not punctually pay or duly provide for on any interest payment date with respect to the notes will cease to be payable to the holders of those notes on the applicable regular record date and may either be paid to the person in whose name those notes are registered at the close of business on a special record date for the payment of such interest to be fixed by the trustee, notice of which will be given to the holders of the notes not less than 10 calendar days prior to the special record date, or may be paid at any time in any other lawful manner, all as more completely described in the indenture.

The notes will be exchangeable, transfers of the notes will be registrable, and amounts due on the stated maturity date or earlier redemption date of the notes will be payable, at the corporate trust office of the trustee at 101 Barclay Street, New York, New York. We may make payment of interest on an interest payment date in respect of notes in certificated form by check mailed to the address of the person entitled to the payment as it appears in the security register or by transfer to an account maintained by the payee with a bank located in the United States. We will make payments of principal, premium, if any, and interest in respect of notes in book-entry form to DTC in immediately available funds, while disbursement of such payments to owners of beneficial interests in notes in book-entry form will be made in accordance with the procedures of DTC and its participants in effect from time to time.

Neither we nor the trustee will impose any service charge for any transfer or exchange of a note. However, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of notes.

If any interest payment date, stated maturity date or earlier redemption date falls on a day that is not a business day in The City of New York, we will make the required payment of principal, premium, if any, and/or interest on the next business day as if it were made on the date payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date, the stated maturity date or earlier redemption date, as the case may be, to the next business day.

Optional Redemption

We may redeem some or all of the notes prior to maturity at a price equal to the greater of:

•	100% of the aggregate principal amount of the notes being redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes, not including unpaid interest accrued to the redemption date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus, in each case, unpaid interest on the notes being redeemed accrued to the redemption date.

We will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the holders of the notes as of the close of business on the applicable regular record date.

The term “treasury rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The term “comparable treasury issue” means the United States Treasury security or securities selected by an independent investment banker as having an actual or interpolated maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

The term “independent investment banker” means one of the reference treasury dealers appointed by the trustee after consultation with us.

The term “comparable treasury price” means, with respect to any redemption date:

•	the average of three reference treasury dealer quotations for the redemption date, after excluding the highest and lowest such reference treasury dealer quotations, or

•	if the trustee obtains fewer than four reference treasury dealer quotations, the average of all reference treasury dealer quotations for the redemption date so obtained.

The term “reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such reference treasury dealer at approximately 3:30 p.m., New York City time, on the third business day preceding such redemption date.

The term “reference treasury dealer” means each of Merrill Lynch Government Securities Inc., Banc One Capital Markets, Inc., Wachovia Securities, Inc., BNY Capital Markets, Inc. and U.S. Bancorp Piper Jaffray Inc. or their affiliates that are primary U.S. government securities dealers, and their respective successors. However, if any of these reference treasury dealers cease to be a primary U.S. government securities dealer in The City of New York, then we will substitute another primary U.S. government securities dealer.

We will give written notice of any redemption of notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the aggregate principal amount of the notes to be redeemed, the redemption date and the redemption price.

If we choose to redeem less than all of the notes, then we will notify the trustee at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of notes to be redeemed and the redemption date. The trustee will select, in the manner it deems fair and appropriate, the notes to be redeemed in part. See also “—Global Notes and Book-Entry System” below.

If we have given notice as provided in the indenture and made funds irrevocably available for the redemption of the notes called for redemption on the redemption date referred to in that notice, then those notes will cease to bear interest on that redemption date and the only remaining right of the holders of those notes will be to receive payment of the redemption price.

The notes will not be subject to, or have the benefit of, a sinking fund.

Covenants

Merger, Consolidation and Sale of Assets

We have agreed not to consolidate or merge with or into any other person, permit any other person to consolidate with or merge into us or convey, transfer or lease all or substantially all of our properties and assets to any other person, unless:

•	we are the surviving entity or our successor is a corporation organized and existing under the laws of the United States of America, any state or the District of Columbia;

•	our successor will expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and any premium and interest on the outstanding notes and the performance and observance of every covenant in the indenture that we would otherwise have to perform or observe;

•	immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of ours or any of our subsidiaries as a result of such transaction as having been incurred by us or any of our subsidiaries at the time of such transaction, there will not be any event of default or event which, after notice or lapse of time or both, would become an event of default;

•	if, as a result of any such transaction, our property or assets would become subject to a lien which would not be permitted under “—Limitations on Liens,” we or our successor shall take those steps that are necessary to secure all outstanding notes and exchange notes equally and ratably with the indebtedness secured by that lien; and

•	we will have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the consummation of the particular transaction under the indenture have been complied with.

Upon any consolidation or merger with or into any other person or any conveyance, transfer or lease of all or substantially all of our properties and assets to any other person, the successor person will succeed to, and be substituted for, us under the indenture, and we, except in the case of a lease, will be relieved of all obligations and covenants under the notes and the indenture to the extent we were the predecessor person.

Limitations on Liens

Neither we nor any of our subsidiaries (as defined below) may create or assume, except in our favor or in favor of one or more of our wholly-owned subsidiaries (as defined below), any mortgage, pledge, lien or encumbrance upon (1) any of the real property, fixtures, machinery and equipment relating to any facility owned by us or any of our subsidiaries except any facility that, in the opinion of our board of directors, is not of material importance to our business and the business of our subsidiaries taken as a whole (a “principal facility”), (2) any stock of any of our subsidiaries or (3) any indebtedness of any of our subsidiaries to us or any other subsidiary of ours, without equally and ratably securing all outstanding notes and exchange notes. This limitation will not apply to permitted encumbrances as described in the indenture, including:

(a) certain liens (i) on any principal facility acquired or constructed by us or any of our subsidiaries, or on which such principal facility is located, entered into within specified time limits, to secure or provide for the payment of any part of the purchase or construction price of such principal facility, (ii) existing on acquired property, (iii) existing on the property, shares of stock or indebtedness of a corporation at the time such corporation is acquired by us or (iv) any conditional sales agreement or other title retention agreement with respect to the construction or acquisition of any principal facility;

(b) liens extending, renewing, or refunding any lien permitted by clause (a) above;

(c) certain liens (i) for taxes or assessments or governmental charges or levies not then due and delinquent or the validity of which is being contested in good faith, and against which an adequate reserve has been established, (ii) on any principal facility created in connection with pledges or deposits to secure public or statutory obligations or to secure performance in connection with bids or contracts,

(iii) in favor of materialmen, mechanics, carriers, workmen, repairmen or other similar liens on any principal facility created in connection with deposits to obtain the release of such liens, (iv) on any principal facility created in connection with deposits to secure surety, stay, appeal or customs bonds, (v) created by or resulting from any litigation or legal proceeding which is currently being contested in good faith, (vi) arising by operation of law, and (vii) certain other similar liens;

(d) liens in connection with any contracts for production, research or development with or for the government and liens on any equipment, tools, machinery, land or buildings hereafter constructed, installed or purchased by us or our subsidiaries primarily for the purpose of manufacturing or producing any product or performing any development work, directly or indirectly, for the government to secure indebtedness incurred and owing to the government for the construction, installation or purchase of such equipment, tools, machinery, land or buildings;

(e) liens created on any principal facility leased to or purchased by us or any of our subsidiaries securing directly or indirectly obligations issued in favor of any state or local government or governmental agency in connection with certain tax-exempt financings;

(f) liens to secure the cost of construction or improvement of any principal facility or property on which any principal facility is to be located entered into within specified time limits; and

(g) liens not otherwise permitted under this covenant if the sum of the indebtedness secured thereby plus the aggregate sales price of property involved in sale and leaseback transactions referred to in clause (1) under “—Limitations on Sale and Leaseback Transactions” below does not exceed 15% of our shareholders’ equity, determined on a consolidated basis in accordance with U.S. generally accepted accounting principles, as of the end of our most recently completed fiscal quarter for which financial information is then publicly available (“consolidated stockholders’ equity”).

The term “subsidiary” of any person means (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person (or a combination thereof), (ii) any partnership, limited liability company or similar pass-through entity the sole general partner or the managing general partner or managing member of which is such person or a subsidiary of such person and (iii) any partnership, limited liability company or similar pass-through entity the only general partners, managing members or persons, however designated in corresponding roles, of which are such person or one or more subsidiaries of such person (or any combination thereof).

The term “wholly-owned subsidiary” of any person means (i) any corporation, association or other business entity of which 100% of the total voting power of shares of capital stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person (or a combination thereof) and (ii) any partnership, limited liability company or similar pass-through entity the sole partners, members or persons, however designated in corresponding roles, of which are such person or one or more subsidiaries of such person (or any combination thereof).

Limitations on Sale and Leaseback Transactions

Neither we nor any of our subsidiaries may sell or transfer any principal facility owned on the date of the indenture with the intention of taking back a lease of the principal facility, other than a lease for a temporary period of not more than 36 months with the intent that the use of the property by us or any such subsidiary will be discontinued at or before the expiration of such period, unless:

•	the sum of the aggregate sale price of property involved in sale and leaseback transactions not otherwise permitted under this covenant plus all indebtedness secured by mortgages, pledges, liens and encumbrances referred to in clause (g) under “— Limitations on Liens” above does not exceed 15% of consolidated stockholders’ equity; or

•	the greater of such sale price or the fair market value of such principal facility, which may be conclusively determined by our board of directors, are applied within 180 days to the redemption of outstanding notes and exchange notes or to the optional retirement of other of our indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed which, in accordance with U.S. generally accepted accounting principles, would be classified as long-term debt, but in any event including all indebtedness for money borrowed, whether secured or unsecured, maturing more than one year or extendible at the option of the obligor to a date more than one year, after the date of determination (excluding any amount included in current liabilities), ranking on a parity with the notes.

Events of Default

An “event of default” with respect to the notes occurs if:

•	we fail to pay interest on any note when due and payable and that failure continues for 30 calendar days;

•	we fail to pay the principal of, or premium, if any, on, any note at its maturity or when otherwise due;

•	there is a default in the payment of any of our indebtedness or any indebtedness of any of our subsidiaries aggregating more than $25 million in principal amount, after giving effect to any applicable grace period, or in the performance of any other term or provision of any of our indebtedness or any indebtedness of our subsidiaries in excess of $25 million principal amount that results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration is not rescinded or annulled, or such indebtedness has not been discharged, within a period of 15 days after there has been given written notice specifying such default as provided in the indenture;

•	we fail to perform any covenant in the indenture and that failure continues for 60 calendar days after we receive written notice as provided in the indenture; or

•	certain actions are taken relating to our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of any subsidiary of ours that qualifies as a “significant subsidiary” within the meaning of Rule 405 under the Securities Act.

If an event of default with respect to the notes occurs and continues, except for the bankruptcy, insolvency or reorganization actions referred to above, then the trustee or the holders of at least 25% in principal amount of the outstanding notes may require us to repay immediately the principal of, and any unpaid premium and interest on, all notes. The holders of a majority in principal amount of the outstanding notes may rescind and annul that acceleration if all events of default with respect to the notes, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture. An event of default arising from the bankruptcy, insolvency or reorganization actions referred to above shall cause the principal of, and any unpaid premium and interest on, all notes to become immediately due and payable without any declaration or other act by the trustee, the holders of the notes or any other party.

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any holder of notes, unless the holders offer reasonable indemnity to the trustee. If the holders offer reasonable indemnity to the trustee, then the holders of a majority in principal amount of the outstanding notes will have the right, subject to some limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture unless:

•	the holder has previously given to the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of the outstanding notes have made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding as trustee;

•	the trustee has failed to institute the requested proceeding within 60 calendar days after receipt of such notice; and

•	the trustee has not received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with the request during that 60-day period.

However, the holder of each note will have the absolute and unconditional right to receive payment of the principal of, and premium, if any, and interest on, such note as expressed therein, and to institute suit for the enforcement of any such payment.

We are required to furnish to the trustee annually within 120 days after the end of our fiscal year a statement as to the absence of some defaults under the indenture. Within 30 days after the occurrence of an event of default the trustee shall give notice of such event of default or of any event which, after notice or lapse of time or both, would become an event of default, known to it, to the holders of the notes, except that, in the case of a default other than a payment default, the trustee may withhold notice if the trustee determines that withholding notice is in the interest of the holders.

Modification, Amendment and Waiver

We, together with the trustee, may modify and amend the indenture and the terms of the notes with the consent of the holders of a majority in principal amount of the outstanding notes, provided that no modification or amendment may, without the consent of the holder of each outstanding note:

•	change the stated maturity of the principal of, or any installment of interest on, any note;

•	reduce the principal of, or rate of interest on, any note;

•	reduce any amount payable upon the redemption of any note;

•	change any place of payment where, or the currency in which, any principal of, or premium, if any, or interest on, any note is payable;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note on or after the stated maturity or redemption date; or

•	reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for modification or amendment of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or premium, if any, or interest on, any notes or in respect of a covenant or provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note. In addition, the holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive compliance with our covenants described above under “—Covenants—Limitations on Liens” and “—Covenants—Limitations on Sale and Leaseback Transactions.”

In addition, we, together with the trustee, may modify and amend the indenture and the terms of the notes without seeking the consent of holders of the notes to:

•	allow our successor to assume our obligations under the indenture and the notes pursuant to the provisions described above under the heading “—Covenants—Merger, Consolidation and Sale of Assets”;

•	add to our covenants for the benefit of the holders of the notes or surrender any right or power we have under the indenture;

•	add any additional events of default;

•	secure the notes;

•	provide for a successor trustee with respect to the notes;

•	cure any ambiguity or correct or supplement any provision in the indenture that may be inconsistent with any other provision;

•	to modify the legends regarding restrictions on transferability on the notes, which modifications may not adversely affect the interests of the holders of any notes or owners of beneficial interests in notes; or

•	make any other amendment or supplement to the indenture as long as that amendment or supplement does not adversely affect the interests of the holders of any notes in any material respect.

Defeasance and Covenant Defeasance

If we deposit with the trustee sufficient cash and/or U.S. government securities to pay the principal of, and premium, if any, and interest on, the notes on the scheduled due dates therefor, then at our option:

•	we will be discharged from our obligations with respect to the notes (“defeasance”), or

•	we will no longer be under any obligation to comply with the covenants described above under “Covenants—Limitations on Liens” and “—Covenants—Limitations on Sale and Leaseback Transactions” (“covenant defeasance”), and events of default relating to those covenants will no longer apply to us.

We must deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance, as applicable, will not cause the holders of the notes to recognize income, gain or loss for United States federal income tax purposes, which, in the case of defeasance, is based on a change in law after the date of this prospectus.

Upon any defeasance or covenant defeasance, the holders of the notes will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes. After that time, holders may look only to those deposited assets for payment in respect of the notes.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Global Notes and Book-Entry System

Notes will be held in book-entry form, will be represented by one or more permanent global certificates in fully registered form without interest coupons (“global notes”) and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee designated by DTC, except to the extent specified below under “—Exchanges of Global Notes for Certificated Notes.”

Exchanges of Global Notes for Certificated Notes

We will issue notes in certificated form (“certificated notes”) to DTC for owners of beneficial interests in a global note if:

•	DTC notifies us that it is unwilling, unable or ineligible to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a “clearing agency” under the Exchange Act;

•	an event of default relating to the notes occurs; or

•	we decide in our sole discretion to terminate the use of the book-entry system for the notes through DTC.

Unless we otherwise determine in accordance with applicable law, certificated notes will be issued upon exchange of beneficial interests in a global note only in a minimum authorized denomination and upon compliance with all applicable transfer restrictions and procedures set forth in the indenture.

The Depository Trust Company

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“direct participants”) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to DTC and its direct participants and indirect participants are on file with the SEC.

•	Purchases of global notes under the DTC system must be made by or through direct participants, which will receive a credit for the global notes on DTC’s records. The beneficial interest of each actual purchaser of each global note (“beneficial owners”) is in turn to be recorded on the records of the direct participant and indirect participant. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participant or indirect participant through which the particular beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct participants and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except under the circumstances described above under “—Exchanges of Global Notes for Certificated Notes.”

•	To facilitate subsequent transfers, all global notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC’s records reflect only the identity of the direct participants to whose accounts those global notes are credited, which may or may not be the beneficial owners. The direct participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

•	Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

•	Redemption notices will be sent to Cede & Co. If less than the entire aggregate principal amount of the notes is to be redeemed, we believe that DTC’s current practice is to determine by lot the interests of the direct participants to be redeemed.

•	Neither DTC nor Cede & Co. or any other nominee of DTC will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date identified in a listing attached to the Omnibus Proxy.

•	We will make principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those direct participants and indirect participants and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. or other nominee requested by an authorized representative of DTC is our responsibility, disbursement of these payments to direct participants will be the responsibility of DTC and disbursement of these payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

•	DTC may discontinue providing its services as securities depository with respect to the global notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered to DTC.

•	We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, certificated notes will be printed and delivered to DTC.

•	The laws of some states require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global note to those persons may be limited. In addition, because DTC can act only on behalf of direct participants, which, in turn, can only act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

UNITED STATES FEDERAL TAX CONSIDERATIONS

This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. No representation with respect to the consequences to any particular participant in the exchange offer is made. Prospective participants in the exchange offer should consult their own tax advisors with respect to their particular circumstances.

The following is a summary of material United States federal income tax consequences of the exchange offer to holders of the old notes. The discussion does not consider the aspects of the ownership and disposition of the old notes or the new notes. A discussion of the U.S. federal income tax consequences of holding and disposing of the notes is contained in the offering memorandum with respect to the old notes.

The following summary deals only with old notes held as capital assets by persons who are United States holders and not with special classes of holders, such as dealers in securities or currencies, financial institutions, partnerships or other entities treated as partnerships for United States federal income tax purposes, life insurance companies, tax-exempt entities, persons holding notes as part of a hedge, conversion, constructive sale transaction, straddle or other risk reduction strategy, and persons whose functional currency is not the U.S. dollar. Persons considering exchanging old notes for new notes should consult their own tax advisors concerning these matters and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the Internal Revenue Service will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the IRS on any of the matters discussed below.

This summary is based upon the Internal Revenue Code of 1986, Treasury Regulations, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Changes in this area of law may be applied retroactively in a manner that could cause the income tax consequences to vary substantially from the consequences described below, possibly adversely affecting a United States holder. The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the exchange of old notes for new notes may differ from the treatment described below.

The exchange of old notes for the new notes under the terms of the exchange offer should not constitute a taxable exchange. As a result:

•	A holder should not recognize taxable gain or loss as a result of exchanging old notes for the new notes under the terms of the exchange offer;

•	The holder’s holding period of the new notes should include the holding period of the old notes exchanged for the new notes; and

•	A holder’s adjusted tax basis in the new notes should be the same as the adjusted tax basis, immediately before the exchange, of the old notes exchanged for the new notes.

PLAN OF DISTRIBUTION

If you are a broker-dealer and hold old notes for your own account as a result of market-making activities or other trading activities and you receive new notes in exchange for old notes in the exchange offer, then you may be a statutory underwriter and must acknowledge that you will deliver a prospectus in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. Unless you are a broker-dealer, you must acknowledge that you are not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in a distribution of new notes. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds in connection with the exchange offer or any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealers or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “The Exchange Offer—Resales of the New Notes.”

LEGAL MATTERS

The validity of the new notes will be passed upon by Foley & Lardner.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include an explanatory paragraph as to the adoption in 2002 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FISERV, INC.

Offer to Exchange

New 3% Notes due 2008

$100,000,000 Principal Amount

for

All Outstanding

3% Notes due 2008

$100,000,000 Principal Amount Outstanding

PROSPECTUS

                                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

Pursuant to the provisions of the Wisconsin Business Corporation Law, directors and officers of the Registrant are entitled to mandatory indemnification from the Registrant against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such officers or directors are successful in the defense of a proceeding; and (ii) in proceedings in which the director or officer is not successful in defense thereof, unless it is determined that the director or officer breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of criminal law unless the director or officer had a reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

The Registrant’s By-laws provided for indemnification and advancement of expenses of officers and directors to the fullest extent provided by the Wisconsin Business Corporation Law.

The indemnification provided by the Wisconsin Business Corporation Law and the Registrant’s By-laws is not exclusive of any other rights to which a director or officer of the Registrant may be entitled.

Item 21.     Exhibits and Financial Statement Schedules.

(a) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

(b) Financial Statement Schedules. Schedule II – Valuation and Qualifying Accounts is hereby incorporated by reference to Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 0-14948). All other schedules are omitted because they are not applicable or not required, or because the required information is shown either in the consolidated financial statements or in the notes thereto.

(c) Reports, Opinions or Appraisals. Not applicable.

Item 22.     Undertakings

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

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(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(e) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brookfield, State of Wisconsin, on the 8th day of August, 2003.

FISERV, INC.

By:	/s/ Kenneth R. Jensen
Kenneth R. Jensen Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Leslie M. Muma	President and Chief Executive Officer and Director (Principal Executive Officer)	August 8, 2003

* Kenneth R. Jensen	Senior Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary and Director (Principal Financial and Accounting Officer)	August 8, 2003

* Donald F. Dillon	Chairman of the Board and Director	August 8, 2003

* Daniel P. Kearney	Director	August 8, 2003

* Gerald J. Levy	Director	August 8, 2003

* Glenn M. Renwick	Director	August 8, 2003

* L. William Seidman	Director	August 8, 2003

* Thekla R. Shackelford	Director	August 8, 2003

* Thomas C. Wertheimer	Director	August 8, 2003

*By:	/s/ Kenneth R. Jensen
(Kenneth R. Jensen, individually and as attorney-in-fact for the persons indicated)

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EXHIBIT INDEX

Exhibit Number	Description

(4.1)	Indenture, dated as of June 27, 2003, between Fiserv, Inc., as Issuer, and BNY Midwest Trust Company, as Trustee.

(4.2)	Form of New 3% Notes due 2008.

(4.3)	Registration Rights Agreement, dated as of June 27, 2003, by and among Fiserv, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and the other Initial Purchasers referred to therein.

Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Company agrees to furnish to the Securities and Exchange Commission, upon request, any instrument defining the rights of holders of long-term debt not being registered that is not filed as an exhibit to this Registration Statement on Form S-4.

(5.1)	Opinion of Foley & Lardner (including consent of counsel).

(12.1)	Calculation of ratio of earnings to fixed charges.

(23.1)	Consent of Deloitte & Touche LLP.

(23.2)	Consent of Foley & Lardner (included in Exhibit 5.1 hereto).

(23.3)	Consent of American Appraisal Associates, Inc.

(24)	Powers of Attorney.

(25)	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1933 of BNY Midwest Trust Company.

(99.1)	Form of Letter of Transmittal.

(99.2)	Form of Notice of Guaranteed Delivery.

(99.3)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Form W-9.

(99.4)	Form of Letter to Clients.

(99.5)	Form of Instruction to Registered Holder and/or DTC Participant from Beneficial Owners.

(99.6)	Form of Letter to Nominees.

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